UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13D/A

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                        ROYAL OLYMPIC CRUISE LINES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                January 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 214 417 7                  13D                      Page 2 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     883,804 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                883,804 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          883,804 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          6.3%

14.      TYPE OF REPORTING PERSON*:                                   PN

CUSIP NO. 214 417 7                   13D                     Page 3 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     235,620 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                235,620 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          235,620 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          1.7%

14.      TYPE OF REPORTING PERSON*:                                   CO

CUSIP NO. 214 417 7                    13D                    Page 4 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     883,804 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                883,804 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          883,804 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          6.3%

14.      TYPE OF REPORTING PERSON*:                                 CO

CUSIP NO. 214 417 7                    13D                    Page 5 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     235,620 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                235,620 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          235,620 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          1.7%

14.      TYPE OF REPORTING PERSON*:                                 CO

CUSIP NO. 214 417 7                13D                        Page 6 of 9 Pages

Item 1.  Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock") of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece.

Item 2.  Identity and Background.

         (a) The filing of this Schedule 13D is made by: (i) Little Wing,
L.P. ("Little Wing"), a Delaware limited partnership; (ii) Tradewinds Fund Ltd. ("Tradewinds"), a British Virgin Islands corporation; (iii) Quilcap Corp. ("Quilcap"), a Delaware corporation which is the General Partner of Little Wing; and (iv) Quilcap International Corp. ("Quilcap International") a Delaware corporation which is the Investment Manager for Tradewinds.

         (b) The address of Little Wing is c/o Quilcap Corp., 153 East 53rd Street, Suite 2600, New York, New York 10022. Tradewinds and Quilcap International all share the same address with Little Wing and Quilcap Corp.

         (c) (i) The principal business of Little Wing is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing;
(iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

         (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 214 417 7                  13D                      Page 7 of 9 Pages


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of the Transaction

         Little Wing, L.P., and Tradewinds (the "Reporting Entities")together distributed a total of 251,476 shares of common stock in accordance with withdrawals and redemptions by limited partners and members. This Amendment has been made to the Reporting Entities' Schedule 13D in order to reflect this decrease in ownership.

         The Reporting Entities intend to continue to engage in actions designed to influence The Issuer's Board of Directors and propose strategic acquisitions or other actions designed to increase shareholder value. The Reporting Entities may take any of the foregoing actions by themselves or in conjunction with other shareholders of the Issuer.

         Parker Quillen, President of the Reporting Entities, began to serve as a member of the Issuer's Board of Directors beginning on July 16, 2001.

         Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) As of January 30, 2003, Little Wing, L.P. beneficially owned 883,804 shares of Common Stock constituting approximately 6.3% of the shares outstanding based on information provided by the Issuer.

         (c) As of January 30, 2003, Tradewinds beneficially owned 235,620 shares of Common Stock constituting approximately 1.7% of the shares outstanding based on information provided by the Issuer.

         Little Wing, L.P., distributed 180,196 shares of the Issuer's common stock in January 2003 in accordance with withdrawals by certain Limited Partners of Little Wing, L.P.

         Tradewinds distributed 71,280 shares of the Issuer's common stock in January 2003 in accordance with redemptions by certain members of Tradewinds Fund Ltd.


         (d) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap International, the investment manager of Tradewinds.

CUSIP NO. 214 417 7               13D                         Page 8 of 9 Pages


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to be Filed as Exhibits

         Not applicable.

CUSIP NO. 214 417 7                   13D                     Page 9 of 9 Pages

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 7, 2003



LITTLE WING, L.P.                            QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President


TRADEWINDS FUND LTD.                         QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.


By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President